UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                       COMMUNITY SAVINGS BANKSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    204037105

             -------------------------------------------------------
                                 (CUSIP Number)


David J. Harris, Esq., 1775 Eye Street,  N.W.  Washington,  D.C.  20006
(202) 261-3385
--------------------------------------------------------------------------------
(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                September 3, 1999

             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

-------------------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Josiah T. Austin, S.S.N. ###-##-####
--------------------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
                                                                           (b) x

--------------------------------------------------------------------------------
   3
          SEC USE ONLY



--------------------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          OO and WC
--------------------------------------------------------------------------------
   5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

--------------------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   769,589
         EACH
      REPORTING
        PERSON
         WITH
                        --------------------------------------------------------
                           8
                                  SHARED VOTING POWER

                                  0
                        --------------------------------------------------------
                           9
                                  SOLE DISPOSITIVE POWER

                                  769,589
                        --------------------------------------------------------
                           10
                                  SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             769,589
--------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

-------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.29%
-------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             IN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          El Coronado Holdings, L.L.C.
-------------------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                          (b) x

--------------------------------------------------------------------------------
   3
          SEC USE ONLY



--------------------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          OO and WC
--------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Arizona
-------------------------------------------------------------------------------

      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   717,700
         EACH
      REPORTING
        PERSON
         WITH
                        --------------------------------------------------------
                           8
                                  SHARED VOTING POWER

                                  0
                        --------------------------------------------------------
                           9
                                  SOLE DISPOSITIVE POWER

                                  717,700
                        --------------------------------------------------------
                           10
                                  SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             717,700
--------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES


--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.79%
--------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             HC

--------------------------------------------------------------------------------

ITEM 1.   Security and Issuer.
------    -------------------

     This Amendment No. 2 to Statement on Schedule 13D heretofore filed on April 22, 1999 is filed with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Community Savings Bankshares, Inc. (the "Company"). The address of the principal executive office of the Company is 660 U.S. Highway 1, North Palm Beach, Florida 33408. This statement is being filed to reflect the following amendments to Item 3 and Item 5.

Item 3.   Source and Amount of Funds or Other Consideration
------    -------------------------------------------------

     The first paragraph of Item 3 is hereby amended and restated to read in its entirety:

     The total consideration for all shares of Common Stock acquired to date is $9,474,713.52. The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

     Subsection (2) of Item 3 is hereby amended and restated to read as follows in its entirety:

     (2) Austin, as the sole Managing Member of ECH whose principal business address is Star Route 395, Pearce, Arizona 85625, purchased from June 24, 1999 to September, 1999, a total of 105,700 shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $1,350,173.64. All purchases were made through various brokerage firms, and the primary source of funding for these acquisitions was available funds.

     Subsection (3) of Item 3 is hereby amended and restated to read as follows in its entirety:

     (3) Acting on behalf of the Christina E. Lowery Trust, in his capacity of Trustee, Austin purchased on August 25, 1999 a total of 1,000 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $12,778.98. The primary source of funds for this acquisition is existing funds of the Trust.

     Subsection (4) of Item 3 is hereby amended and restated to read as follows in its entirety:

     (4) Acting on behalf of the Matthew Austin Lowery Trust, in his capacity of Trustee, Austin purchased on August 25, 1999 a total of 1,000 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $12,778.98. The primary source of funds for this acquisition is existing funds of the Trust.

     Subsection (5) of Item 3 is hereby amended and restated to read as follows in its entirety:

     (5) Acting on behalf of the Valerie A. Gordon Trust, in his capacity of Trustee, Austin purchased on August 25, 1999 a total of 1,000 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $12,778.98. The primary source of funds for this acquisition is existing funds of the Trust.

ITEM 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     Paragraph (a) of Item 5 is amended and restated to read as follows:

     (a) Austin, in his personal capacity, as Trustee of the trusts and as Sole Managing Member of ECH, is the beneficial owners of 769,589 shares (7.29%) of the Common Stock. ECH is the beneficial owner of 717,700 shares (6.79%) of the Common Stock.

     Paragraph (c) of Item 5 is amended and restated as follows:

     (c) No transactions in the Shares have been effected by the Reporting Persons during the last sixty (60) days, except the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.

Reporting                Sale/                              No. of         Price Per
 Person                  Purchase  Date                     Shares         Share


Austin on behalf of      Purchase          06/24/99         10,000          $12-3/4
El Coronado Holdings        "              08/10/99          7,400          $12-3/4
                            "              08/11/99          2,800          $12-5/8
                            "              08/11/99         20,000          $12-3/4
                            "              08/12/99          3,400          $12-3/4
                            "              08/13/99          3,500          $12-3/4
                            "              08/19/99          3,500          $12-3/4
                            "              08/25/99         14,000          $12.468
                            "              09/01/99          1,000          $12-1/2
                            "              09/01/99            100          $12-1/2
                            "              09/02/99         27,300          $12.793
                            "              09/03/99         12,700          $12.813

Austin on behalf of      Purchase          08/25/99          1,000         $12-9/16
Matthew Austin Lowery
Trust

Austin on behalf of      Purchase          08/25/99          1,000         $12-9/16
Christina E. Lowery
Trust

Austin on behalf of      Purchase          08/25/99          1,000         $12-9/16
Valerie A. Gordon
Trust


     Signature

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: _________, 1999                   /s/ Josiah T. Austin
                                        -------------------------------------
                                        Josiah T. Austin
                                        Individually, as sole Managing Member
                                        of El Coronado Holdings, L.L.C., and
                                        as Trustee of the Trusts